

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Jason Krantz
Chief Executive Officer
Definitive Healthcare Corp.
550 Cochituate Rd
Framingham, MA 01701

> **Re: Definitive Healthcare Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 30, 2021**
> **CIK No. 0001861795**

Dear Mr. Krantz:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated June 24, 2021.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed June 30, 2021

Prospectus Summary, page 1

1.   We note your response to prior comment 1. Because the charts on page 3 and 83 continue to show the company revenues in fiscal 2019 and 2020, please add the company's net losses for those years to balance the disclosure.

Summary Historical and Pro Forma Consolidated Financial and Other Data
Other Financial Data , page 19

2.   For each of Adjusted EBITDA, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating (loss) Income, and Adjusted EBITDA Margin, please present with equal or greater prominence, the most directly comparable financial measure respectively

calculated and presented in accordance with GAAP. Include a reconciliation of Adjusted EBITDA Margin to its most comparable GAAP ratio in "Non-GAAP Financial Measures" which you referenced in footnote (1) hereunder. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K and footnote 27 of the SEC's Adopting Release titled "Conditions for Use of Non-GAAP Financial Measures" (Release No. 33-8176).

Unaudited Pro Forma Consolidated Balance Sheet (As of , 2021)
Notes to Unaudited Pro Forma Consolidated Balance Sheet (as of , 2021), page 82

3.   We note in your response to comment 6 the Company presents the contingently redeemable non-controlling interest as permanent equity because the Company and not the holders determines whether to satisfy a redemption request from a holder of LLC Units in shares of newly issued Class A common stock or cash. Please tell us how the Company will make the decision to issue shares or pay cash. In this regard, we note the Pre-IPO LLC Members will be able to control any action requiring the general approval of your stockholders including the election of your board of directors. A board member, while considered independent for regulatory compliance purposes, may not be considered independent for accounting purposes if that member was appointed to the board by individuals who currently hold Class B common stock and Common Units.

Executive and Director Compensation
Class B Unit Agreements with Messrs. Krantz, Shone and Mirisola, page 135

4.   We note your response to comment 13. Please disclose any compensation cost arising from the modification of performance-vesting Class B Units into an award of restricted common units.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology